Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009 and Index Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 August 5, 2009

$ Return Enhanced Notes due September 14, 2010 Linked to the S&P GSCITM Crude Oil Index Excess Return Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing September 14, 2010†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about August 7, 2009†† (the “pricing date”) and are expected to issue on or about August 14, 2009†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P GSCITM Crude Oil Index Excess Return (Bloomberg ticker symbol “SPGCCLP <Index>”) (the “Index” or “Reference Asset”)

Maximum Return:	The actual maximum return on the Notes will be set on the pricing date and will not be less than 30.00%.

Minimum Coupon Percentage:	9.00%

Barrier Level:	70% x Initial Level

Payment at Maturity:

If the closing level of the Index is equal to or greater than the Barrier Level on each day between the pricing date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the greater of (a) the Minimum Coupon Percentage and (b) the Index Return, subject to the Maximum Return. For example, if the Index Return is 30% or more, you will receive the Maximum Return on the Notes of 30.00%, which entitles you to the maximum payment of $1,300.00 for every $1,000 principal amount Note that you hold. Accordingly, if the closing level of the Index is equal to or greater than the Barrier Level on each day between the pricing date and the final valuation date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [($1,000 x the greater of (a) Minimum Coupon Percentage and (b) Index Return]

If the closing level of the Index is below the Barrier Level on any day between the pricing date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the Index Return, subject to the Maximum Return. For example, if the Index Return is 30% or more, you will receive the Maximum Return on the Notes of 30.00%, which entitles you to the maximum payment of $1,300.00 for every $1,000 principal amount Note that you hold. Accordingly, if the closing level of the Index is below the Barrier Level on any day between the pricing date and the final valuation date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [($1,000 x Index Return)]

You may lose some or all of your principal if you invest in the Notes. If the closing level of the Index is below the Barrier Level on any day between the pricing date to the final valuation date, inclusive, your Notes will be fully exposed to any declines in the Index and you may lose some or all of your investment at maturity.

Index Return:	The performance of the Index from the initial level to the final level (the “Index Return”), calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index closing level on the pricing date.

Final Level:	The Index closing level on the final valuation date.

Final Valuation Date:	September 7, 2010†

Maturity Date:	September 14, 2010†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JPC1 and US06739JPC17

†	Subject to postponement in the event of a market disruption event and as described under “Note Market Disruption Events” in this free writing prospectus.
††	Expected. In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 and the index supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

•	Index Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an initial level of 538.5004 and a maximum return on the Notes of 30.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on Notes-barrier level was not breached	Payment at Maturity	Total Return on Notes-barrier level was breached
1077.0008	100.00%	$1,300.00	30.00%	$1,300.00	30.00%
1023.1508	90.00%	$1,300.00	30.00%	$1,300.00	30.00%
969.3007	80.00%	$1,300.00	30.00%	$1,300.00	30.00%
915.4507	70.00%	$1,300.00	30.00%	$1,300.00	30.00%
861.6006	60.00%	$1,300.00	30.00%	$1,300.00	30.00%
807.7506	50.00%	$1,300.00	30.00%	$1,300.00	30.00%
753.9006	40.00%	$1,300.00	30.00%	$1,300.00	30.00%
700.0505	30.00%	$1,300.00	30.00%	$1,300.00	30.00%
646.2005	20.00%	$1,200.00	20.00%	$1,200.00	20.00%
592.3504	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
565.4254	5.00%	$1,090.00	9.00%	$1,050.00	5.00%
538.5004	0.00%	$1,090.00	9.00%	$1,000.00	0.00%
511.5754	-5.00%	$1,090.00	9.00%	$950.00	-5.00%
484.6504	-10.00%	$1,090.00	9.00%	$900.00	-10.00%
430.8003	-20.00%	$1,090.00	9.00%	$800.00	-20.00%
376.9503	-30.00%	$1,090.00	9.00%	$700.00	-30.00%
323.1002	-40.00%	N/A	N/A	$600.00	-40.00%
269.2502	-50.00%	N/A	N/A	$500.00	-50.00%
215.4002	-60.00%	N/A	N/A	$400.00	-60.00%
161.5501	-70.00%	N/A	N/A	$300.00	-70.00%
107.7001	-80.00%	N/A	N/A	$200.00	-80.00%
53.8500	-90.00%	N/A	N/A	$100.00	-90.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index increases from an initial level of 538.5004 to a final level of 646.2005.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of 20% is greater than the minimum coupon percentage but less than the maximum return, the investor receives a payment at maturity of $1,200 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 20%) = $1,200

The total return on the investment of the Notes is 20%.

Example 2: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index increases from an initial level of 538.5004 to a final level of 753.9006.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of 40% is greater than the minimum coupon percentage and the greater than the maximum return, the investor receives a payment at maturity of $1,300 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 30%) = $1,300

The total return on the investment of the Notes is 30% and subject to the maximum return.

Example 3: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index increases from an initial level of 538.5004 to a final level of 565.4254.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of 5% is less than the minimum coupon percentage, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 9%) = $1,090

The total return of the investment of the Notes is 9%.

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Example 4: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 538.5004 to a final level of 484.6504.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of -10% is less than the minimum coupon percentage, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 9%) = $1,090

The total return of the investment of the Notes is 9%.

Example 5: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the level of the Index increases from the initial level of 538.5004 to a final level of 565.4254.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050.00

The total return on the investment of the Notes is 5%.

Example 6: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 538.5004 to a final level of 484.6504.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x -10%) = $900

The total return on the investment of the Notes is -10%.

Selected Purchase Considerations

•	Note Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity and the final level are subject to adjustment as described in the following sections:

•

For a description of what constitutes a note market disruption event as well as the consequences of that note market disruption event, see “Note Market Disruption Events” in this free writing prospectus; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” in the prospectus supplement.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the closing level of the Index never goes below the barrier level, by entitling you to a return equal to the greater of the minimum coupon percentage and the index return, up to the maximum return. The maximum return on the Notes will be set on the pricing date and will not be less than 30.00%, or $1,300.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the index return but only to the extent that the closing index level never falls below the barrier level between the pricing date and the final valuation date, inclusive.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long-term capital gain or loss if you have held your Notes for more than one year.

FWP–4

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts comprising the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the closing level of the Index declines below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, your investment will be fully exposed to any decline in the Index and you may lose up to 100% of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level of the index is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 30.00%.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

As the Index is a sub-index of the S&P GSCI™ Excess Return Index, disclosure in the index supplement relating to the methodology for compiling the S&P GSCI™ Excess Return Index accordingly relates as well to the methodology of compiling the Index. See the information set forth under “Commodity Indices—S&P GSCI™ Commodity Indices” in the index supplement. The Index is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to the West Texas Intermediate (“WTI”) crude oil futures contract traded on the New York Mercantile Exchange and (ii) the Index has a separate normalizing constraint. The dollar weights and daily contract reference prices used in calculating each such normalizing constraint are limited to those of the designated contracts included in the Index.

Note Market Disruption Events

The calculation agent will determine the value of the Index on the final valuation date. The final valuation date may be postponed and thus the determination of the value of the Index may be postponed if the calculation agent determines that on the final valuation date a market disruption event has occurred or is continuing in respect of any index component. If such a postponement occurs, the index components unaffected by the market disruption event shall be determined on the scheduled final valuation date and the value of the affected index component shall be determined using the closing value of the affected index component on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than five business days.

If the final valuation date is postponed until the fifth business day following the scheduled final valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the final valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the relevant Index for such day.

Any of the following will be a market disruption event:

•

a material limitation, suspension or disruption in the trading of any index component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•

the daily contract reference price for any index component is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•

failure by the index sponsor to publish the closing value of the Index or of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more index components; or

•

any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect.

The following events will not be market disruption events:

•

a limitation on the hours or numbers of days of trading on a trading facility on which any index component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision by a trading facility to permanently discontinue trading in any index component.

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through August 3, 2009. The Index closing level on August 3, 2009 was 538.5004.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the 5th business day following the expected pricing date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

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